April 10, 2025

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Steakholder Foods Ltd.
Registration Statement on Form F-3 (Registration No. 333-286445)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as sales agent in an offering pursuant to the registration statement on Form F-3 (333-286445) (the “Registration Statement”), hereby concurs in the request by Steakholder Foods Ltd. that the effective date of the above-referenced registration statement be accelerated to 4:30 P.M. Eastern Time on April 11, 2025, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com Member: FINRA/SIPC